FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS BY

CIMB

CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

CLOSE OF OFFERS



Financial Adviser to Salerni International Limited

CIMB

CIMB-GK Securities (HK) Limited

As at 4:00 p.m. on Friday, 2 June 2006, the Offeror has received (i) valid acceptance of 1,022,698 Shares under the Share Offer representing approximately 0.03% of the existing issued share capital of the Company, and (ii) no valid acceptance of Option under the Option Offer.

Since the Offers did not result in the Offeror or its Concert Parties having more than 50% of the voting rights of the Company, the Offers did not become unconditional and lapsed at 4:00 p.m. on 2 June 2006. The Offeror and its Concert Parties were interested in an aggregate of 1,418,525,963 Shares, representing approximately 44.48% of the issued share capital of the Company and 2,840,000 Options as at the date of this announcement. The Offeror and its Concert Parties have not dealt in or acquired or agreed to acquire any securities of the Company other than pursuant to the Offers during the offer period from 28 April 2006 to 2 June 2006. Save as disclosed aforesaid, the Offeror and its Concert Parties are not interested in any other securities of the Company.

Reference is made to the composite offer document dated 12 May 2006 (the "Composite Document") issued jointly by Salerni International Limited (the "Offeror") and First Pacific Company Limited (the "Company") in relation to the mandatory conditional cash offers by CIMB-GK Securities (HK) Limited on behalf of the Offeror to acquire all the Shares of, and to cancel all outstanding Options of, the Company (other than those already beneficially owned by the Offeror and parties acting in concert with it). Unless otherwise defined, terms used herein shall have the same respective meanings as those defined in the Composite Document.

Closing of the Offers and acceptance level

As at 4:00 p.m. on Friday, 2 June 2006, the Offeror has received (i) valid acceptance of 1,022,698 Shares under the Share Offer representing approximately 0.03% of the existing issued share capital of the Company, and (ii) no valid acceptance of Option under the Option Offer.

Shareholdings and public float of shares

Since the Offers did not result in the Offeror and its Concert Parties having more than 50% of the voting rights of the Company, the Offers did not become unconditional and lapsed at 4:00 p.m. on 2 June 2006. The Offeror and its Concert Parties were interested in an aggregate of 1,418,525,963 Shares, representing approximately 44.48% of the issued share capital of the Company and 2,840,000 Options as at the date of this announcement. The Offeror and its Concert Parties have not dealt in or acquired or agreed to acquire any securities of the Company other than pursuant to the Offers during the offer period from 28 April 2006 to 2 June 2006. Save as disclosed aforesaid, the Offeror and its Concert Parties are not interested in any other securities of the Company.

Upon the close of the Offers, approximately 41.93% of the existing issued share capital of the Company remains held by the public. Accordingly, the Company has continued to maintain the minimum public float as required under the Listing Rules. As the Offers have lapsed, the Offeror will, as soon as possible and in any event within 10 days from the date of this announcement, return the Share certificates and/or any other documents of title lodged with the Forms of Acceptance by ordinary post to the Shareholders who accepted the Offers at their own risk.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

As at the date of this announcement, the Chairman of the Company is Mr. Anthoni Salim, the executive Directors are Messrs. Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson, the independent non-executive Directors are Professor Edward K. Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W. C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

Hong Kong, 2 June 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.